Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

January 15, 2009

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

BARCLAYS CAPITAL
EARN SUCCESS EVERY DAY

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS can help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes, which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index, foreign currency or foreign currency index). Among the variety of structures available, most aim to help investors achieve the following primary objectives: minimize the loss of principal (e.g. Principal Protected Notes), provide exposure to various FX currencies (e.g. FX Basket Notes) or participate in potential for enhanced returns (e.g. Barclays Capital ICI Excess Return Linked Notes).

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

What is the foreign exchange market and how can one invest in it?

THE FOREIGN EXCHANGE (“FX”) MARKET is the market in which individual currencies are “exchanged” with other currencies at a given ratio, otherwise known as the “exchange rate.” For example, the euro might be exchanged with the U.S. dollar at an exchange rate of 1.30 U.S. dollars per euro. Currencies can be traded over the counter, on electronic exchanges or through other means. Daily turnover in traditional foreign exchange instruments is enormous, averaging about $3.2 trillion* per day. There are approximately 35 currencies that are freely traded with reasonable liquidity.

ONE CAN INVEST in the FX market in a variety of ways, both directly and indirectly. Examples of direct investments in currencies include the outright purchase of currencies, the purchase of foreign currency denominated securities or structured products linked to FX or FX indices. An example of an indirect investment in currencies is the purchase of a U.S. dollar denominated common stock of a company that has unhedged foreign currency revenues.

*	Source: Triennial Central Bank Survey (BIS), December 2007

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

Why should FX be included in an investment portfolio?

FX INVESTMENTS CAN PROVIDE diversification benefits to an investment portfolio. The requisite characteristic of any diversifying asset class is that it improves the risk-adjusted return of the entire portfolio by virtue of inclusion. In order to improve the risk-adjusted return of the portfolio, an incremental asset should have sufficient expected return, be relatively low in volatility and have performance that is relatively uncorrelated with other assets in the portfolio.

The ideal diversifying asset would have high expected returns, low volatility and be negatively correlated with other assets in the portfolio.

Volatility measures the amount that a given asset’s price fluctuates over time. Correlation measures the extent to which assets move together. High correlation means they move closely together in the same direction, low correlation means their movements are not closely related and negative correlation means they tend to move in opposite directions.

Below is a table that shows the historical return and volatility of a simplified portfolio of stocks, bonds, cash and FX. For all of the tables and graphs contained herein, we use the S&P 500® Total Return Index as a proxy for stocks. As a proxy for bonds, we use the Citigroup US Broad Investment Grade Bond Index. As a proxy for FX, we use the Barclays Capital Intelligent Carry Index™†. As a proxy for commodities, we use the S&P GSCI™ Total Return Index. Index Returns measure returns over the relevant period using the change in the index level expressed as a percentage from the beginning of the relevant period to the end of the relevant period.

Annualized Return and Volatility, 1998-2008‡
	Return	Volatility§
FX	9.7%	6.4%
Stocks	3.2%	16.3%
Bonds	5.7%	3.8%
Commodities	14.5%	21.9%

Source: Barclays Capital and Bloomberg

Index Returns are for illustrative purposes only and do not represent actual investment performance. Index Returns may not reflect any management fees, transaction costs, or expenses which would reduce your actual return. Indices are unmanaged and one cannot invest directly in an index. Past performance is not indicative of future results.

One can see in the example in the table above that all asset classes provided positive return over the last 10 years, but that stocks provided less than ideal historical returns given the observed level of volatility.

†

The strategy underlying the Barclays Intelligent Carry Index™ is known as the “Carry Strategy” which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies (sometimes referred to as the “carry trade”). Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

‡

Annualized 10-year data as of August 26, 2008. FX: Barclays Intelligent Carry Index™ ( Stocks: S&P 500® Total Return Index; Bonds: Citigroup US Broad Investment Grade Bond Index; Commodities: S&P GSCI™ Total Return Index.

§	Annualized volatility computed by taking the standard deviation of monthly log returns, multiplied by an annualization factor.

Correlation Between Asset Classes, 1998-2008**
	FX	Stocks	Bonds	Commodities
FX	100%
Stocks	10%	100%
Bonds	3%	-19%	100%
Commodities	2%	-6%	-9%	100%

Source: Barclays Capital and Bloomberg

One can see in the table above that the Barclays Capital Intelligent Carry Index™ has been relatively uncorrelated with other asset classes. Perfect correlation would be expressed as 100%. Completely negative correlation would be expressed as -100%. All numbers in between denote various levels of positive correlation (positive percentages) or negative correlation (negative percentages). All things being equal, low to negative correlation numbers are better for improving a portfolio’s risk-adjusted returns.

By examining the data about the Barclays Capital Intelligent Carry Index™†† from each of the above tables, one can see that this Index meets the requisite tests for a diversifying asset: relatively high returns, relatively low volatility and relatively low correlation with other assets in the sample portfolio‡‡.

THE EFFICIENT FRONTIER is an investment industry standard way for graphically depicting the optimal combination of different assets in a portfolio that achieves the best risk-adjusted return. The graph to the right depicts various combinations of three (or four) of the asset classes mentioned above, showing the expected return of the portfolio (vertical axis) as a function of its volatility (horizontal axis).

Without getting overly technical, the best outcomes are to the left (lower volatility) and up (higher expected return).

You will see two curves below. The first curve (in gray) shows a portfolio of stocks, bonds and cash, using the same proxies for cash, stocks and bonds as before, without inclusion of FX. The second curve assumes that 10% of the portfolio is comprised of the Barclays Capital Intelligent Carry Index™. The inclusion of 10% of the portfolio in FX shifts the curve up and to the left, making it less volatile with a higher expected return.

Efficient Frontier§§

Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

**	10-year data as of August 26, 2008. Correlations computed from monthly log returns.
††	Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.
‡‡

For a more complete and academic review of FX as a potential diversifying asset class, see Should FX be part of the portfolios of non-FX investors? published by David Woo, Global Head of FX Strategy at Barclays Capital, on January 26, 2006. Some of the concepts presented in this brochure, while simplified, have been drawn from that report.

§§

Efficient frontier analysis performed using historical data. Curve is not indicative of future asset class performance. The composition of stocks, bonds and commodities varies at differing levels of annual volatility.

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

Is there potential for outperformance from FX Investments?

BROADLY SPEAKING, in addition to fundamental strategies, dedicated FX investors have employed three basic trading/investing strategies to potentially generate outperformance from FX markets:

CARRY STRATEGIES, which seek to exploit the historical benefits of going long high-yielding currencies and short low-yielding currencies. The Barclays Capital Intelligent Carry Index™ is one example of a strategy that uses this principle.

Barclays Capital Intelligent Carry Index™, 2000-2008

Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

VOLATILITY STRATEGIES, which seek to exploit certain systematic mispricings in FX options markets. Barclays Capital FX Volatility Indices™ – BetaVol, sBetaVol and AlphaVol – are examples of strategies that use this principle.

Barclays Capital AlphaVol Index™, 2000-2008

Index returns prior to Apr-2008 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

[1]	One Month LIBOR. the US dollar interbank lending rate.

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

MOMENTUM STRATEGIES, which seek to exploit certain trending tendencies in currency movements.

Barclays Capital Adaptive FX Trend Index™, 2000-2008

Index returns prior to Sept-2008 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

[1]	One Month LIBOR. the US dollar interbank lending rate.

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

In conclusion, here is why one should consider FX as part of one’s portfolio.

POTENTIAL FOR RELATIVELY HIGH RETURNS WITH RELATIVELY LOW RISK: Many FX investment strategies have exhibited relatively high returns and relatively low volatility*.

POTENTIAL DIVERSIFICATION: Potential to improve the risk-adjusted return of a portfolio.

POTENTIAL FOR OUTPERFORMANCE: Employing one or more of the strategies which historically have offered outperformance.

Barclays Capital has developed a variety of FX linked products that enable investors to access FX as an investable asset class.

*	Source: Barclays Capital

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

Certain Risk Considerations

You should carefully consider, among many things, the “Risk Factors” section in the applicable Prospectus.

Market Risk & Price Volatility:

The market value of the Note may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. Movements in the level, value or price of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the amount of interest, payments at maturity, or other amounts payable on your Notes. Therefore these changes may result in a loss of principal or the receipt of little or no interest or other payments on your Notes. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to you, and therefore you may receive less than the amount you initially invested in the Notes, may not receive any interest on the Notes or may experience other losses in connection with your investment in the Notes.

The levels, values, prices and performance of reference assets and their components traded in international markets may be affected by political, economic, financial and social factors in the relevant international market. In addition, recent or future changes in that country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could adversely affect the international securities markets. Moreover, the relevant international economy may differ favorably or unfavorably from that of the United States.

We expect that the market value of the Notes will be affected by changes in interest rates. Interest rates also may affect the economy and, in turn, the value of the components of the reference asset, which would affect the market value of the Notes.

The investor should be willing to hold the Note until maturity. If the investor sells the Note before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Note prior to maturity may be substantially less than the amount originally invested in the Note, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of the Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the value of the Notes may be affected by changes in the perceived or actual creditworthiness of Barclays Bank PLC and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

THE CASE FOR INVESTING IN FOREIGN EXCHANGE

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Potential Conflicts of Interests:

In the case of the Barclays Capital FX Linked Index Notes, Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Earn Success with Barclays Capital

Barclays Capital’s Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

•	All Asset Classes and Structures Under One RoofSM.

•	Packaging even the most complex ideas into simple and efficient publicly registered products.

•	Commitment to our clients: client service is the foundation for our success.

For more information, please contact your Barclays Capital representative, or contact us at the following:

Phone: 212 528 7198

Website: www.barx-is.com

Disclaimer

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Barclays disclaims any and all liability relating to these materials, and makes no express or implied representations or warranties concerning the statements made in, or omissions from, these materials. Any data on past performance, modelling, scenario analysis or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling, scenario analysis or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Any illustrative hypothetical performance information should not be relied upon in reaching an investment decision. This data does not reflect actual performance, nor was a contemporaneous investment model run of any index.

An investment in Notes linked to the performance of the Barclays Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

“Barclays Capital Intelligent Carry Index™” and the “USD Intelligent Carry Index™” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

Barclays, Barclays Capital, Super TrackSM and All Asset Classes and Structures Under One RoofSM are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

© 2009, Barclays Bank PLC. All rights reserved.

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